# International Lease Finance Corporation



### With Maturities of 9 Months or More from Date of Issue

Registration No.                333-100340
Filed Pursuant to Rule         424 (b) (3)
Pricing Supplement No.         4
(To Prospectus dated April 15, 2003 and Prospectus Supplement dated April 15, 2003)
The date of this Pricing Supplement is          June 2, 2003
Trade Date:     06/02/03                     Issue Date:      06/05/03

| CUSIP Number | Stated Interest Rate per Annum | Maturity Date | Interest Payment Frequency | First Interest Payment Date | Subject to Redemption | Redemption Date and Terms |
|---|---|---|---|---|---|---|
| 45974EAJ5 | 3.15% | 09/15/07 | Monthly | 07/15/03 | No | N/A |
| 45974EAK2 | 3.55% | 09/15/08 | Monthly | 07/15/03 | No | N/A |

[Additional columns below]

[Continued from above, first column repeated]

| CUSIP Number | Aggregate Principal Amount | Price to Public | Discounts and Commissions | Net Proceeds to Issuer | Maximum Reallowance | Survivor's Option | OID Note | Other Material Terms |
|---|---|---|---|---|---|---|---|---|
| 45974EAJ5 | $10,803,000 | 100% | 0.90% | $10,705,773.00 | $1.50 | Yes | No | N/A |
| 45974EAK2 | $4,895,000 | 100% | 1.00% | $4,846,050.00 | $1.50 | Yes | No | N/A |

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.